Northern Funds

FORM N-SAR

Report for the Year Ended 3/31/99


Sub-Item 77I: Terms of new or amended securities.

	During the year ended 3/31/99, Northern Funds commenced investment operations of two additional investment portfolios, the High Yield Municipal Fund and the High Yield Fixed Income Fund.

The High Yield Municipal Fund has one class of shares known as the Initial Class of the High Yield Municipal Fund. Shares of this class have a par value of $.0001, represent a proportionate interest in the High Yield Municipal Fund with each other share of its class and are entitled to such dividends and distributions out of the income belonging to the Fund as are declared by the Trustees. Shares of this class do not have any preemptive or conversion rights. Shares of this class bear certain Trust and Fund expenses. Upon liquidation of the High Yield Municipal Fund, shareholders of a class are entitled to share pro rata in the net assets belonging to that class available for distribution.

The High Yield Fixed Income Fund has one class of shares known as the Initial Class of the High Yield Fixed Income Fund.
Shares of this class have a par value of $.0001, represent a proportionate interest in the High Yield Fixed Income Fund with each other share of its class and are entitled to such dividends and distributions out of the income belonging to the Fund as are declared by the Trustees. Shares of this class do not have any preemptive or conversion rights. Shares of this class bear certain Trust and Fund expenses. Upon liquidation of the High Yield Fixed Income Fund, shareholders of a class are entitled to share pro rata in the net assets belonging to that class available for distribution.